SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8A

                  NOTIFICATION OF REGISTRATION FILED PURSUANT
             TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Special Value Expansion Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  c/o Tennenbaum Capital Partners, LLC
                  2951 28th Street, Suite 1000
                  Santa Monica, California 90405

Telephone Number (including area code):

                  (310) 566-1000

Name and address of agent for service of process:

                  The Corporation Trust Company
                  1209 Orange Street
                  Wilmington, Delaware 19801

With copies of Notices and Communications to:

                  Richard T. Prins, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                       YES   [ ]               NO  [X]

Additional Information

Item 1.           Special Value Expansion Fund, LLC

Item 2.           Organized in Delaware on August 12, 2004

Item 3.           Limited Liability Company

Item 4 and 5.     The registrant is a nondiversified closed-end management
                  investment company

Item 6.           Name and address of investment adviser:

                  Investment Manager:
                  Tennenbaum Capital Partners, LLC
                  2951 28th Street, Suite 1000
                  Santa Monica, California 90405

Item 7. Michael E. Tennenbaum, Director and Chief Executive Officer Richard P. Bermingham, Director
                  Harold T. Bowling, Director
                  L.R. Jalenak, Jr., Director
                  Howard M. Levkowitz, President and Secretary
                  Robert G. DiPaolo, Chief Financial Officer
                  Mark K. Holdsworth, Authorized Person
                  David A. Hollander, Authorized Person

                  Address of all persons listed above in this Item 7: c/o Special Value Expansion Fund, LLC
                  2951 28th St., Suite 1000
                  Santa Monica, California  90405

Item 8.           Not Applicable

Item 9.           (a)  The registrant will not be offering securities to the public.
                  (b)  Not Applicable
                  (c)  No
                  (d)  Yes
                  (e) As of September 1, 2004, there were 136 owners of the registrant's outstanding securities. As of September 1, 2004, General Motors Trust Company, as Trustee for GMAM Investment Funds Trust II, owned greater than 10% of the registrant's outstanding voting securities.

Item 10.          Total assets:  $300,157,000

Item 11.          No

Item 12.          There has not yet been a report to securityholders.

                                   SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Los Angeles and the state of California on the 1st day of September, 2004.


                                          SPECIAL VALUE EXPANSION FUND, LLC
                                          (REGISTRANT)


                                          By: /s/ Howard M. Levkowitz
                                              --------------------------------
                                              Name:  Howard M. Levkowitz
                                              Title: President and Secretary


Attest: /s/ Robert G. DiPaolo
        -----------------------------
        Name:  Robert G. DiPaolo
        Title: Chief Financial Officer